Exhibit 2.1

CERTAIN PORTIONS OF THIS EXHIBIT HAVE BEEN REDACTED AS THEY ARE BOTH NOT MATERIAL AND ARE OF THE TYPE OF INFORMATION THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL. THE OMISSIONS HAVE BEEN INDICATED BY “[***]”.

SHARE PURCHASE AGREEMENT

dated 17 November 2023

by and between

Auris Medical AG, Peter Merian-Strasse 90, 4052 Basel, Switzerland

(“Seller”)

and

[***]

(the “Purchaser”)

(the Seller and the Purchaser together the “Parties” and each of them a “Party”)

regarding the purchase and sale of

51% of the share capital of Altamira Medica AG

Table Of contents

1.	DEFINED TERMS		6

2.	SALE AND PURCHASE OF SALE SHARES		6
2.1	Object of Sale and Purchase		6
2.2	Purchase Price		7
2.3	Locked Box		7
2.4	No Leakage		7

3.	CONTRIBUTIONS		8

4.	FRAMEWORK AGREEMENT AND EXIT PARTICIPATION		8

5.	Transfer of IP Rights		9

6.	CONDITIONS PRECEDENT TO CLOSING		9

7.	CLOSING		10
7.1	Date and Place of Closing		10
7.2	Closing Actions of the Seller		10
7.3	Closing Actions of the Purchaser		11
7.4	Closing Minutes		11
7.5	Non-Performance of the Closing Actions		11

8.	ACTIONS BETWEEN SIGNING AND CLOSING		11
8.1	General; Good Faith		11
8.2	Ordinary Course of Business		12

9.	EXTRAORDINARY SHAREHOLDERS’ MEETING		12

10.	REPRESENTATIONS AND WARRANTIES		12

10.1	Representations and Warranties of the Seller		12
	10.1.1	Capacity	12
	10.1.2	Shares; Legal Title	13
	10.1.3	Incorporation and Existence of the Company; Conduct of Business	13

	10.1.4	Records and Financial Statements	13
	10.1.5	Assets	13
	10.1.6	Contracts	13
	10.1.7	Litigation	14
	10.1.8	Intellectual Property	14
	10.1.9	Taxes	14

10.2	Representations and Warranties of Purchaser		14
	10.2.1	Capacity	14
	10.2.2	Effects of Execution of Agreement	15
	10.2.3	Proceedings Pending	15
	10.2.4	Financial Position and Solvency	15

10.3	Exceptions; Representations and Warranties Exclusive		15

11.	COVENANTS OF PURCHASER		16

12.	REMEDIES IN CASE OF MISREPRESENTATION OR BREACH OF WARRANTY		16

12.1	Term of Representations and Warranties		16

12.2	Notice of Breach		16

12.3	Remedies of the Purchaser		17

12.4	Limitation and Exclusion of Remedies of the Purchaser		17

12.5	Remedies of the Seller		17

12.6	Time Limitations and Remedies Exclusive		17

13.	LIMITATIONS OF SELLER’S LIABILITY; THIRD PARTY CLAIMS		18

13.1	Limitations of Seller’s Liability under this Agreement		18

13.2	Third Party Claims		19

14.	MISCELLANEOUS		20

14.1	Entire Agreement; Amendments		20

14.2	No Waiver		20

14.3	Severability		20

14.4	Notices		20

14.5	Confidentiality	21

14.6	Press Releases	21

14.7	Assignment	21

14.8	Cost and Expenses; Taxes	22

14.9	Form Requirements	22

15.	APPLICABLE LAW AND DISPUTE RESOLUTION	22

Table of Schedules

1	Defined Terms
3(a)	Loan Contribution Agreement
3(b)	Transfer Documents regarding Auris Australia
3(c)	Australian Loan Contribution Agreement
3(d)	Cash Contribution Agreement
4	Framework Agreement
7.2(i)	Shareholders’ Agreement
10.1.8	Intellectual Property

WHEREAS:

(A)	The Seller is a stock corporation incorporated under the laws of Switzerland having its registered address at Peter Merian-Strasse 90, 4052 Basel, Switzerland. The Seller is a subsidiary of Altamira Therapeutics Ltd., a limited company incorporated under the laws of Bermuda having its registered address at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (“CYTO”). The CYTO shares are listed on the NASDAQ.

(B)	Altamira Medica AG, a stock corporation duly incorporated under the laws of Switzerland having its registered address at Peter Merian-Strasse 90, 4052 Basel, Switzerland (the “Company”), has a fully paid share capital of CHF 3,000,000, divided into 3,000,000 registered shares with a par value of CHF 1.00 each (the “Share Capital”). The Seller owns the entire Share Capital. The Company is active in the development and commercialization of medical devices, notably the drug-free nasal spray Bentrio® (“Bentrio”).

(C)	Purchaser has conducted a due diligence review with respect to the Company together with Purchaser’s professional advisors. Purchaser and Purchaser’s professional advisors had access to, reviewed and analysed detailed financial, legal and operational information regarding the Company and the Business, received all requested related documentation and held discussions and interviews with the management of the Company (such review, analysis and discussions, the “Due Diligence”).

(D)	Purchaser wishes to purchase from Seller 51% of the Share Capital, and Seller wishes to sell to Purchaser 51% of the Share Capital, subject to the terms and conditions set out in this Agreement.

(E)	Further, the Parties wish to make directly or indirectly certain contributions to the Company in order to restructure the Company and to enter into or procure the entry into the Framework Agreement between the Seller and the Company, all subject to the terms and conditions set out in this Agreement.

NOW, THEREFORE, the Parties herewith AGREE as follows:

1.	DEFINED TERMS

As used in this Agreement, capitalised terms shall have the meaning set forth in Schedule 1.

2.	SALE AND PURCHASE OF SALE SHARES

2.1	Object of Sale and Purchase

In accordance with the terms of this Agreement, Seller hereby sells 1,530,000 registered shares in the Company comprising 51% of the Share Capital (the “Sale Shares”) and agrees to transfer legal ownership on the Closing Date to the Purchaser, and the Purchaser hereby purchases from Seller the Sale Shares.

2.2	Purchase Price

The purchase price for the Sale Shares (the “Purchase Price”) amounts to CHF 2,040,000 (two million forty thousand) and shall be paid by Purchaser to the Seller in immediately available funds (same day value) without any set-off or deductions whatsoever on the Closing Date pursuant to Section 7.3(a) to the following bank account: [***], or any other bank account as notified by Seller in writing to Purchaser. The Purchase Price represents the agreed equity value attributable to the Company as of September 30, 2023 (the “Locked Box Date”). Without prejudice to Section 2.4 below, the Purchase Price shall be firm and not adjusted for any reason.

2.3	Locked Box

Unless provided otherwise in this Agreement, Purchaser shall commercially bear all risks in, and receive all benefits from, the Company as of October 1, 2023, 00:00 a.m.

2.4	No Leakage

(a)	Seller confirms and covenants to Purchaser that, from the Locked Box Date until Closing, no Leakage (except for Permitted Leakage) from the Company has occurred or will occur.

(b)	Subject always to Closing taking place, the Seller undertakes to, irrespective of any fault, indemnify and hold harmless the Purchaser in the sense of article 111 CO for any Leakage in the period from (but excluding) the Locked Box Date until the Closing by paying in cash to the Purchaser on a CHF for CHF basis the amount of such Leakage received by the Seller or its Affiliates or Related Parties and, if applicable, upon request of Purchaser, use reasonable efforts to procure the termination, cancellation or rescission of any agreement or arrangement that constitutes Leakage.

(c)	The limitations of Section 13.1(b) (except for para. (iii)) shall apply by analogy to Seller’s liability under this Section 2.4.

(d)	The amount of any Leakage to be indemnified shall take into account any Tax liabilities payable and any Tax benefits of the Company or the Purchaser and its Affiliates in connection with such Leakage or the repayment thereof and shall be increased or reduced accordingly.

(e)	The obligations of the Seller under this Section 2.4 shall be forfeited and precluded from being made (verwirkt) on the date falling six months after the Closing Date unless Purchaser has notified the Seller in writing by that time of any Leakage, setting out the identity of the Seller and the amount and reasonable details of such Leakage, together with reasonable evidence thereof to the extent available enabling the Seller to remedy or procure remediation of the Leakage. With respect to any claims for Leakage notified by Purchaser in accordance with this paragraph, on the date falling three months after such notice unless the Purchaser has by that time initiated arbitral proceedings in accordance with Section 15 (Applicable Law and Dispute Resolution) in respect of such claim for Leakage.

(f)	The Seller has the right within 30 (thirty) Business Days from receipt of Purchaser’s notice of any Leakage to remedy or procure remediation of the respective Leakage as required in respect of the nature of such Leakage and Purchaser shall, and shall procure that the Company will, upon Seller’s request reasonably cooperate with the Seller with respect to such Leakage remedy.

(g)	Any payments by the Seller to the Purchaser in discharge of its obligations under Section 2.4 shall be treated as a reduction of the Purchase Price.

3.	CONTRIBUTIONS

Subject to the terms and conditions of this Agreement, the Parties hereby agree to make directly or indirectly no later than at Closing, and subject to Closing, the following contributions into the legal capital reserves (Gesetzliche Kapitalreserve) of the Company and to enter (or procure the entry) with the Company into the corresponding agreements as set forth below:

(a)	The Seller shall procure that CYTO contributes to the Company all subordinated loans granted by CYTO to the Company outstanding at the date hereof pursuant to the loan contribution agreement in the form as attached as Schedule 3(a) (the “Loan Contribution Agreement”), which subordinated loans shall be thereby cancelled due to confusion of the creditor and the debtor of the subordinated loans.

(b)	The Seller shall transfer and contribute to the Company all shares in Auris Medical Pty Ltd, Collingwood, Australia (“Auris Australia”), pursuant to the terms and conditions of the transfer documents in the form as attached in Schedule 3(b).

(c)	The Seller shall contribute to the Company the loan granted by the Seller to Auris Australia under the loan agreement “AM-301” dated June 12, 2023 in the amount of [***] (including accrued interest thereon) pursuant to the loan contribution agreement in the form as attached as Schedule 3(c) (“Australian Loan Contribution Agreement”).

(d)	The Purchaser shall make a cash contribution to the Company in the amount of CHF 510,000 (the “Purchaser Cash Contribution”) pursuant to the terms and conditions of the contribution agreement in the form as attached as Schedule 3(d) (the “Cash Contribution Agreement”).

(e)	The Seller shall make a cash contribution to the Company in the amount of CHF 490,000 (the “Seller Cash Contribution”) pursuant to the terms and conditions of the Cash Contribution Agreement.

4.	FRAMEWORK AGREEMENT AND EXIT PARTICIPATION

(a)	The Parties agree that at Closing the Seller and the Company shall enter into a framework agreement in the form as attached hereto as Schedule 4 (the “Framework Agreement”), with a ten-year term regarding certain contributions by the Seller to the Company in connection with the supply chain, commercialization, technical support and business development, in particular licensing, of Bentrio, against a consideration in the amount of the cost of such contributions plus twenty-five percent (25%) of any and all cash or non-cash gross proceeds received by the Company (before tax, discounts, expenses or other deductions) from any and all out-licensing of rights or property to and in Bentrio (the “Licensing-out Revenues”).

(b)	Should for any reason whatsoever (i) the Framework Agreement be terminated by either party or (ii) the agreed Licensing-out Revenues to which the Seller is entitled under the Framework Agreement be reduced prior to the expiration of the ten-year term of the Framework Agreement, the Purchaser and the Seller agree that the Seller shall continue to receive the Licensing-out Revenues as had been agreed under the Framework Agreement and the Purchaser and the Seller shall take all actions and enter into (or procure the entry into) all such agreements as is reasonably necessary to enable the continued payment of the Licensing-out Revenues to the Seller.

(c)	In the event of a sale, transfer or other disposal to a third party (including to an Affiliate of Purchaser) after Closing of (i) some or all of the Sale Shares by the Purchaser or (ii) Bentrio or (iii) the other Company’s assets with substantially the same effect (the “Sale”), the Seller has the right to receive twenty-five percent (25%) of all proceeds of the Purchaser resulting from such Sale to the extent such proceeds exceed the amount of the Purchase Price plus the Purchaser Cash Contribution, i.e. CHF 2,550,000 in total, all as set forth in the Shareholders’ Agreement.

5.	Transfer of IP Rights

(a)	No later than 30 days after the Closing Date, the Seller undertakes to procure that its subsidiary Auris Medical Ltd., Dublin, Ireland, either (i) transfers and assigns to the Company full ownership of the trademarks “Bentrio™”, “Bentrio®”, “Rhionic™” and “Rhionic®” (the “Additional IP”), free and clear of any Encumbrance, or (ii) grants to the Company a perpetual, irrevocable, exclusive, worldwide, royalty free and fully paid-up license to the Additional IP, in each case without any further consideration.

(b)	The Seller undertakes to execute and deliver (and procure the execution and delivery) of all documents or instruments and to take and procure any further action required and/or reasonably requested by the Company to perfect or evidence the transfer and assignment or the license (as the case may be) of the Additional IP and/or the Company’s ownership thereof or right thereto as set forth in Section 5(a).

6.	CONDITIONS PRECEDENT TO CLOSING

The consummation of the sale and purchase of the Sale Shares by the Purchaser shall be subject to the following condition precedent being satisfied or waived jointly by the relevant Party in writing, in whole or in part, on or prior to the Closing Date: The Closing shall not have been prohibited by a judgment or injunction or other authoritative relief or measure, and there shall be no legal action or application of any Third Person pending before any state court, arbitral tribunal or other authoritative body which seeks to prohibit the Closing.

7.	CLOSING

7.1	Date and Place of Closing

(a)	The actions set forth in Section 7.2 (Closing Actions of Seller) and Section 7.3 (Closing Actions of Purchaser) (the “Closing”) shall occur, assuming the condition precedent as per Section 5 (Condition Precedent to Closing) is satisfied or waived, immediately following the signing of this Agreement (i.e. on the Signing Date) or on such other date as the Parties may agree in writing (in each case the “Closing Date”) but in any event no later than 21 November 2023.

(b)	The Parties agree that Closing may continue for one more Business Day until all (but not some only) of the events detailed in Section 7.2 (Closing Actions of Seller) and Section 7.3 (Closing Actions of Purchaser) have occurred.

(c)	All deliveries made and actions taken at Closing shall be considered to have been taken place simultaneously as a part of a single transaction (Zug um Zug) and in the proper sequence, and no action shall be considered to have taken place and no delivery shall be considered to have been made until all and each of the below actions and deliveries have been completed by all Parties.

(d)	Closing shall occur at the offices of Walder Wyss Ltd, Seefeldstrasse 123, 8002 Zurich, Switzerland, or at such other place as the Parties may agree in writing.

7.2	Closing Actions of the Seller

Concurrently with and in exchange for the closing actions of Purchaser pursuant to Section 7.3 (Closing Actions of Purchaser), Seller shall, on the Closing Date:

(a)	deliver to the Purchaser a copy of the Loan Contribution Agreement, duly executed by CYTO and the Company; and

(b)	deliver to the Purchaser copies of all documents required for the valid transfer of the shares in Auris Australia by Seller to the Company; and

(c)	deliver to the Purchaser a copy of the Australian Loan Contribution Agreement, duly executed by Seller and the Company; and

(d)	deliver to the Purchaser a written assignment declaration covering the Sale Shares, duly executed by the Seller; and

(e)	deliver to Purchaser the share register of the Company evidencing that Purchaser is registered as shareholder of the Company regarding the Sale Shares with full voting power as of the Closing Date; and

(f)	deliver to Purchaser the Cash Contribution Agreement, duly executed by Seller and the Company; and

(g)	pay the Seller Cash Contribution to the Company Account; and

(h)	deliver to Purchaser a copy of the Framework Agreement, duly executed by the Seller and the Company; and

(i)	deliver to Purchaser the shareholders’ agreement as set out in Schedule 7.2(i) (the “Shareholders’ Agreement”), duly executed by the Seller.

7.3	Closing Actions of the Purchaser

Concurrently with and in exchange for the closing actions of Seller pursuant to Section 7.2 (Closing Actions of the Seller), Purchaser shall, at the Closing Date:

(a)	pay the Purchase Price as indicated in Section 2.2; and

(b)	deliver to Seller the Cash Contribution Agreement, duly executed by the Purchaser; and

(c)	pay the Purchaser Cash Contribution to the Company Account; and

(d)	deliver to Seller original signed acceptance declaration of Purchaser to be elected as new member of the board of directors of the Company as of Closing together with his original notarized signature specimen; and

(e)	deliver to Seller a notification in accordance with art. 697j CO regarding the identification of the beneficial ownership in the Sale Shares;

(f)	deliver all other documents reasonably required by Seller to be delivered on or prior to the Closing Date pursuant to this Agreement; and

(g)	deliver to Seller the Shareholders’ Agreement, duly executed by the Purchaser.

7.4	Closing Minutes

At Closing, the Parties shall execute closing minutes evidencing the occurrence of the closing actions pursuant to Sections 7.2 (Closing Actions of the Seller) and 7.3 (Closing Actions of the Purchaser) (the “Closing Minutes”). The Closing Minutes shall be prepared, reasonably prior to the Closing Date, by Seller’s legal counsel in cooperation with Purchaser’s legal counsel.

7.5	Non-Performance of the Closing Actions

If a Party does not perform its respective closing actions on or before the Closing Date, such Party shall be deemed in default in accordance with article 102 et seq. CO, and the other Party shall have the rights conferred by the aforementioned provisions of the CO without having to give notice of default.

8.	ACTIONS BETWEEN SIGNING AND CLOSING

8.1	General; Good Faith

From the Signing Date to the Closing Date, each Party shall use its best efforts to procure that the condition precedent to Closing set forth in Section 5 (Condition Precedent to Closing) will be satisfied as soon as reasonably possible and in any event on or before Closing Date. The Parties shall promptly inform each other of any facts or circumstances which could lead to a non-satisfaction of the condition precedent to Closing, and shall in all other respects co-operate in good faith to consummate the transactions contemplated by this Agreement.

8.2	Ordinary Course of Business

Except as otherwise provided for in this Agreement or required in light of mandatory laws, Seller shall cause the Business to be operated pending Closing only in the ordinary course, taking all such action as is reasonably necessary or desirable to maintain or enhance existing and prospective business relationships and product development; and the Company shall not take any action or make any agreements or commitments extending beyond the Closing Date except those made in the ordinary course of business, those which may be required to carry out the terms of this Agreement, or those made with Purchaser’s prior written consent.

9.	EXTRAORDINARY SHAREHOLDERS’ MEETING

(a)	Immediately after the Closing (i.e. on the Closing Date), the Parties shall hold an extraordinary shareholders’ meeting of the Company, at which (i) Purchaser shall be elected as new member of the board of directors of the Company as of the Closing Date and (ii) the current director of the Company shall be granted discharge for his acts or omissions as director or manager of the Company in the period until the Closing.

(b)	The Parties shall use their reasonable best efforts to procure that the Company submits a duly signed application to the commercial register for the record of the changes in composition of the board of directors of the Company as promptly as possible after the extraordinary general meeting.

10.	REPRESENTATIONS AND WARRANTIES

10.1	Representations and Warranties of the Seller

Subject to the terms, exceptions and limitations contained in this Agreement, including, without limitation, the exceptions set forth in Section 10.3 (Exceptions, Representations and Warranties Exclusive), Seller hereby represents and warrants to Purchaser that each of the statements in this Section 10.1 (Representations and Warranties of the Seller) is true and accurate, unless otherwise specified hereafter, both at the Signing Date and, immediately prior to Closing, at the Closing Date.

10.1.1	Capacity

(a)	This Agreement has been duly and validly executed and delivered by Seller and constitutes valid, legal and binding obligations of Seller, enforceable in accordance with its terms.

(b)	Seller is duly organised and validly existing under Swiss law and has full power and authority to enter into this Agreement and to perform its obligations under this Agreement.

(c)	The execution and delivery by Seller of this Agreement, the performance by Seller of its obligations hereunder and the consummation by Seller of the transactions contemplated hereby have been duly authorised by all requisite action on the part of Seller.

10.1.2	Shares; Legal Title

Seller is the legal and beneficial owner of all the Sale Shares and, at Closing, shall deliver legal and beneficial ownership of such Sale Shares to the Purchaser free and clear from any Encumbrance.

10.1.3	Incorporation and Existence of the Company; Conduct of Business

The Company is duly incorporated and validly existing under Swiss law. It has at all times carried on its Business in all material respects in accordance with its constitutional documents for the time being in force. The Company has the right to own property and transact business in all jurisdictions in which it transacts the Business at the date hereof in the manner in which the Business is conducted and has to the Seller’s best knowledge all material licenses, consents, permits and authorities necessary to do so and it has conducted its Business in all material respects in accordance with all applicable laws of all such jurisdictions.

10.1.4	Records and Financial Statements

(a)	To the Seller’s best knowledge, the books, accounts and records required by law to be maintained by the Company have been so maintained and were prepared in all material respects in accordance with the applicable statutory provisions.

(b)	The Financial Statements have been prepared in accordance with generally accepted accounting principles (Swiss law) at the applicable dates. They fairly present in all material respects the financial condition and operating results of the Company as of the dates, and for the periods, indicated therein, subject to normal audit adjustments in the case of the unaudited financial statements for the first nine months of the business year 2023.

10.1.5	Assets

(a)	The Company is the owner of all its material assets. All assets used by the Company are in good workable condition save for normal wear and tear having regard to their age and usage and have been regularly maintained.

(b)	The Company owns 100% of the share capital of Auris Australia.

10.1.6	Contracts

(a)	No notice of termination has been given with regard to the material contracts which the Company is a party to.

(b)	None of the material contracts which the Company is a party to entitles the contract counter party to a compensation (such as finders’ fees, retrocessions or similar) which is not fully reflected in the Financial Statements.

10.1.7	Litigation

There is no litigation, arbitration, administrative, criminal or other procedure or investigation pending against the Company with an amount in dispute above CHF 50,000, and, to the Seller’s best knowledge, no such proceedings have been threatened in writing.

10.1.8	Intellectual Property

(a)	The Intellectual Property as set out in Schedule 10.1.8 comprises all the registered Intellectual Property owned by or licensed to the Company, which is materially relevant for the Company to operate the Business as operated at the date of this Agreement (the “IPRs”).

(b)	No claims have been made or threatened challenging the use, validity or enforceability of the IPRs and no grounds exist which may support such claims.

10.1.9	Taxes

(a)	Since the Company’s foundation, all Tax Returns required to be filed by or on behalf of the Company prior to the Closing Date and subject to the extension of deadlines for such filings, have been or will be timely filed prior to the Closing Date. All such Tax Returns were to the Seller’s best knowledge true, correct and complete in all material respects and were prepared in accordance with applicable laws.

(b)	Since the Company’s foundation, all Taxes of the Company have been or will be timely paid in full, and, where payment of such Taxes is not yet due, such Taxes have been fully accrued or reserved against in the interim accounts.

10.2	Representations and Warranties of Purchaser

Subject to the terms, exceptions and limitations contained in this Agreement, the Purchaser hereby warrants to Seller that each of the statements in this Section 10.2 (Representations and Warranties of the Purchaser) is true and accurate, unless otherwise specified hereafter, both at the Signing Date and, immediately prior to Closing, at the Closing Date.

10.2.1	Capacity

The Purchaser is duly organised and validly existing under Swiss law and has full legal capacity, rights and authority to enter into this Agreement and to perform its obligations under this Agreement.

10.2.2	Effects of Execution of Agreement

(a)	This Agreement constitutes valid, legal and binding obligations of Purchaser, enforceable in accordance with its terms. The execution and delivery of this Agreement by Purchaser, and the consummation of the transactions contemplated by this Agreement by Purchaser will be in full compliance with and not violate any agreement to which the Purchaser is a party or any law or order of any court or Governmental Authority binding upon, or applicable to the Purchaser.

(b)	Purchaser has obtained and will obtain all governmental consents or consents or permits of any nature to enter into this Agreement and to consummate the transactions contemplated by this Agreement.

10.2.3	Proceedings Pending

There are no actions, suits or proceedings pending against the Purchaser or its Affiliate before any court or administrative board, agency or commission that involve a claim by a governmental or regulatory authority, or by a Third Person, that would operate to hinder, or substantially impair, the Closing and the Purchaser is not aware of any such actions, suits or proceedings having been threatened to be filed or instituted against the Purchaser or its Affiliate.

10.2.4	Financial Position and Solvency

Purchaser has sufficient cash, available lines of credit or other sources of immediately available funds to pay in cash the Purchase Price to the Seller and fulfil its other payment obligations under this Agreement on the terms and conditions contemplated by this Agreement. Purchaser is not insolvent (bankrupt) or unable to pay his debts within the meaning of laws applicable to him.

10.3	Exceptions; Representations and Warranties Exclusive

(a)	The representations and warranties of Seller as set forth in Section 10.1 (Representations and Warranties of the Seller) are the sole and exclusive representations and warranties made by Seller in respect of the subject matter of this Agreement, and no other representations or warranties are made by Seller or relied upon by Purchaser, whether express or implied, whether based on agreement, statutory law or any other ground, other than those explicitly made in Section 10.1 (Representations and Warranties of the Seller). In particular, without limitation, nothing in this Agreement or the disclosed information shall be understood or construed to express or imply any representation or warranty in respect of any budgets, business plans, forward looking statements, development or any other projections of any nature in respect of the Company and/or its Business.

(b)	Purchaser has conducted its own independent investigation of the Company and its Business. Purchaser further acknowledges that it and its representatives have been provided with sufficient access to the personnel, properties and records of the Company for such purpose.

11.	COVENANTS OF PURCHASER

Purchaser shall not make, and procure that the Company shall not make, any claim (i) against any director or manager of the Company in connection with their acts or omissions as directors or managers of the Company in the period prior to the Closing, and (ii), without prejudice to Purchaser’s right to bring a claim against the Seller under this Agreement, against the Seller or any of its directors or officers in connection with the Seller’s position as direct or indirect shareholder, or (if any) the Seller’s or any of its directors’ or officers’ shadow directorship (faktische Organschaft) in the Company.

12.	REMEDIES IN CASE OF MISREPRESENTATION OR BREACH OF WARRANTY

12.1	Term of Representations and Warranties

(a)	The representations and warranties of Seller set forth in Section 10.1 (Representations and Warranties of Seller) shall expire, and any claims of Purchaser for a breach thereof shall be forfeited on and precluded from being made (Verwirkung) after the first anniversary of the Closing Date.

(b)	The time period set forth in Section 12.1(a) shall be deemed to be complied with if Seller receives a Notice of Breach in accordance with Section 12.2 (Notice of Breach) within such time period. If Seller does not receive a Notice of Breach in accordance with Section 12.2 within the time period set forth in Section 12.1(a), Purchaser shall be deemed to have waived, and shall have forfeited and be precluded from raising (Verwirkung), any claim or right against Seller for misrepresentation or breach of warranty in respect of such claim.

(c)	If Seller has received a Notice of Breach in accordance with Section 12.2 (Notice of Breach) within the time period set forth in Section 12.1(a), and Seller disputes such breach or claim, Purchaser shall, within a period of three months from the date of its Notice of Breach in respect of such claim, initiate arbitral proceedings in accordance with Section 15(b) (Applicable Law and Dispute Resolution) in respect of such claim. Should Purchaser not initiate arbitral proceedings in accordance with Section 15(b) within such three-month period, any claim or right of Purchaser against the Seller for misrepresentation or breach of warranty in respect of such claim shall be forfeited and precluded from being made (Verwirkung).

12.2	Notice of Breach

Should Purchaser detect any misrepresentation or breach of warranty, or should a Third Party Claim be raised, Purchaser shall, within 20 Business Days from having obtained knowledge of the circumstances of such misrepresentation or breach of warranty or of such Third Party Claim, deliver to Seller a notice in writing describing the facts and the claim in reasonable detail, referring to the basis for its claim under this Agreement and stating the amount of reasonably anticipated damages relating to such claim, as well as disclosing to Seller reasonably available documents and information in possession of Purchaser supporting its claim (the “Notice of Breach”).

12.3	Remedies of the Purchaser

In the event of a breach by Seller of the representations and warranties set forth in Sections 10.1 (Representations and Warranties of the Seller) which breach has been notified by the Purchaser in accordance with Section 12.1 (Term of Representations and Warranties) and Section 12.2 (Notice of Breach), subject to the exclusions and limitations set forth in Section 12.4 (Limitation and Exclusion of Remedies of the Purchaser) and Section 13.1 (Limitation of Seller’s Liability under this Agreement), Seller shall:

(a)	have the right, within two months from receipt of the Notice of Breach, to put the Company in the position in which it would be, had no such misrepresentation or breach of warranty occurred; and

(b)	to the extent that such remedy cannot be effected or is not effected within such period of time, reimburse Purchaser for the direct losses actually suffered and incurred by the latter, yet in any case excluding consequential damages, loss of profits and punitive damages.

12.4	Limitation and Exclusion of Remedies of the Purchaser

The Seller’s obligation to remedy a misrepresentation or breach of warranty in accordance with Section 12.3 (Remedies of the Purchaser) shall be excluded if and to the extent that (i) any matter, fact or circumstance that would otherwise give rise to a misrepresentation or breach of warranty is or reasonably should have been known to the Purchaser or its representatives as of the Signing Date, or (ii) has been disclosed to Purchaser in the Due Diligence.

12.5	Remedies of the Seller

The representations and warranties of the Purchaser set forth in Section 10.2 (Representations and Warranties of the Purchaser) shall be valid for a period of one year from the Closing Date. The provisions of Section 12.2 (Notice of Breach) and Section 12.3 (Remedies of the Purchaser) shall apply by analogy in the event of a breach by the Purchaser of any of its representations and warranties set forth in Section 10.2.

12.6	Time Limitations and Remedies Exclusive

(a)	No statutory examination or notification requirements shall apply to this Agreement. The provisions contained in Section 10.1 (Representations and Warranties of the Seller), Section 10.2 (Representations and Warranties of the Purchaser) Sections 12.1 (Term of Representations and Warranties), 12.2 (Notice of Breach) and Section 12.3 (Remedies of the Purchaser) shall supersede the provisions of articles 201 and 210 CO, which shall not be applicable to this Agreement.

(b)	The remedies set forth in this Section 12 (Remedies in case of Misrepresentation or Breach of Warranty) for misrepresentation or breach of warranty shall be in lieu of and supersede any remedies provided for or available under applicable laws, and the Parties hereby waive, to the fullest extent possible under mandatory provisions of applicable laws, any such other remedies not set forth in this Section 12. In particular, without limitation, articles 192 et seq. CO and articles 197 et seq. CO (including article 97 CO to the extent that it applies to misrepresentations or breaches of warranties) and the rules of culpa in contrahendo shall not apply to this Agreement, and the Parties hereby explicitly waive any rights thereunder, as well as any right to partially or fully rescind or challenge the validity of this Agreement under article 23 et seq. CO or article 205 CO.

13.	LIMITATIONS OF SELLER’S LIABILITY; THIRD PARTY CLAIMS

13.1	Limitations of Seller’s Liability under this Agreement

(a)	Except where specifically provided otherwise in this Agreement, the Seller shall be liable for any claim of the Purchaser under or in connection with this Agreement, including, without limitation, for a misrepresentation or breach of warranty in accordance with Section 12.3(b) (Remedies of the Purchaser) only:

(i)	if and to the extent that the Seller has not otherwise remedied a breach under this Agreement as permitted by this Agreement; and

(ii)	if such claim on a stand-alone basis exceeds the amount of CHF 10,000 (the “De Minimis Amount”), and the aggregate amount of all such claims which exceed the De Minimis Amount exceeds CHF 50,000, it being understood and agreed that any and all claims exceeding such amount shall be taken into account in full, and several claims based on the same set of facts or origin shall be deemed to be one claim for the purposes of this Section 13.1(a)(ii); and

(iii)	provided that all claims of the Purchaser under this Agreement taken together shall in no event exceed the maximum aggregate liability of the Seller under this Agreement of CHF 200,000 (the “Cap”), except for such claims which are caused by fraud or wilful misconduct on the part of the Seller for which the Cap shall not apply.

(b)	The liability of the Seller for any claim of the Purchaser under or in connection with this Agreement, including, without limitation, for a misrepresentation or breach of warranty in accordance with Section 12.3(b) (Remedies of the Purchaser) which qualifies for reimbursement in accordance with Section 13.1(a), shall further be limited or reduced if and to the extent that:

(i)	facts, matters or circumstances which give rise to a claim against the Seller in accordance with this Agreement has been disclosed to the Purchaser as part of its Due Diligence;

(ii)	facts, matters or circumstances which give rise to a claim against the Seller in accordance with this Agreement result in any financial benefits or financial advantages for the Company, the Purchaser or any Affiliate of the Purchaser, in which event the Seller’s liability will be reduced by the amount equal to any such benefits and advantages;

(iii)	such claim has been caused or increased by a failure of the Purchaser or any of its Affiliates or, as from the Closing Date, the Company, to comply with the duty to mitigate the damage;

(iv)	the Purchaser would recover from the Seller under this Agreement or otherwise more than the amount of its actual losses incurred, and no loss may be recovered more than once;

(v)	Purchaser or any of its Affiliates has recovered or, by applying reasonable efforts, could have reasonably expected to recover from any third party, including an insurer, the losses in respect of any matter to which the asserted claim relates;

(vi)	an accrual, provision, liability, reserve or valuation allowance has been or is made or included in the Financial Statements, or the facts, matters or circumstances which give rise to a claim against Seller under this Agreement was taken into account in the Financial Statements;

(vii)	Purchaser or any of its Affiliates has received, or will receive any repayments, set-off or reduction of Taxes which it would not have received but for the circumstances giving rise to a claim.

(viii)	such claim arises or is increased as a result of any new legislation, regulation, rule of law or practice not in force at the Signing Date or any amendment of any legislation, regulation, rule of law or practice after the Signing Date.

13.2	Third Party Claims

(a)	If a third party claim, or a series of third party claims based on the same set of facts or origin, is brought or threatened to be brought after the Closing Date and which has been notified by the Purchaser in accordance with Section 12.2 (the “Third Party Claims”):

(i)	the Seller shall have the right (but not the obligation) to defend, at its own cost and expense, by its own counsel and, to the extent possible, in its own name, such Third Party Claim or claims, and the Purchaser shall use its commercially reasonable best efforts to assist the Seller in the defence of such Third Party Claims at its own cost and expense, including, without limitation, by promptly providing to the Seller all documentation and access to the books, records, premises and representatives of the Purchaser, the Company and their respective Affiliates, and by promptly providing all other support in relation to such Third Party Claim as requested by the Seller or its/their counsel; or

(ii)	to the extent that the Seller does not defend such Third Party Claim or claims in accordance with Section 13.2(a)(i), the Purchaser shall oppose and defend, and cause the Company to oppose and defend, such Third Party Claim in accordance with the instructions of the Seller at its cost and expense and with legal counsel designated by it or, failing such instruction and/or election, at the Purchaser’s cost and expenses and with the Purchaser’s counsel. The Purchaser and the Company shall not settle any such Third Party Claim without the prior written consent of the Seller, which consent shall not be unreasonably withheld or delayed.

(b)	The Purchaser shall have the right at any time to compromise any liability asserted against the Purchaser, its Affiliates, the Company under any Third Party Claim or to settle any Third Party Claim. Any such compromise or settlement shall be deemed to constitute a full, irrevocable and unconditional waiver by the Purchaser of any claims under this Agreement against the Seller in respect of such Third Party Claim.

14.	MISCELLANEOUS

14.1	Entire Agreement; Amendments

(a)	This Agreement constitutes the entire agreement of the Parties regarding the transaction contemplated by this Agreement and supersedes all previous agreements or arrangements, negotiations, discussions, correspondence, undertakings and communications, whether oral or in writing, explicit or implied.

(b)	This Agreement including this Section shall be modified only by an agreement in writing executed by the Parties which shall explicitly refer to this Section 14.1

14.2	No Waiver

The failure of either of the Parties to enforce any of the provisions of this Agreement or any rights with respect to this Agreement shall in no way be considered as a waiver of such provisions or rights or in any way affect the validity of this Agreement. The waiver of any breach of this Agreement by either Party shall not operate or be construed as a waiver of any other prior or subsequent breach.

14.3	Severability

If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision shall, if possible, be adjusted rather than voided, in order to achieve a result which corresponds to the fullest possible extent to the intention of the Parties. The nullity or adjustment of any provision of this Agreement shall not affect the validity and enforceability of any other provision of this Agreement, unless this appears to be unreasonable for any of the Parties.

14.4	Notices

(a)	Any notice, request or instruction to be made under or in connection with this Agreement shall be made in writing and be delivered by registered mail or courier or by facsimile or by e-mail (in case of facsimile or email to be confirmed in writing delivered by registered mail or courier) to the following addresses (or such other addresses as may from time to time have been notified according to this Section 14.4):

(i)	If to the Seller:

Auris Medical AG, Peter Merian-Strasse 90, 4052 Basel, Switzerland, Thomas Meyer, CEO

E-mail: [***]

(ii)	If to the Purchaser:

[***]
E-Mail: [***]

(b)	Any notice, request or instruction made under or in connection with this Agreement shall be deemed to have been delivered on the Business Day on which it has been received (by courier, postal service, facsimile or email) by the recipient thereof.

14.5	Confidentiality

Subject to Section 14.6 (Press Releases), neither the Seller nor the Purchaser shall, without the prior written consent of the other Party, disclose to any Third Person and each shall keep in strict confidence this Agreement, its contents, and all information received and acquired in connection with the negotiation of this Agreement.

14.6	Press Releases

All public announcements or press releases issued in connection with the transaction contemplated by this Agreement shall only be published after the Seller and the Purchaser shall have consulted and agreed on the contents and the timing of such public announcements or press releases.

Nothing in this Agreement shall restrict or prohibit:

(a)	any announcement or disclosure required by statutory law or by any competent judicial or regulatory authority or by any competent securities exchange (in which case the Parties shall cooperate in good faith, if possible, in order to agree on the content of any such announcement prior to it being made);

(b)	the Seller or the Purchaser from making any disclosure to any of its or their directors, officers, employees, agents or advisors who are required to receive such information to carry out their duties (conditional upon any such person agreeing to keep such information confidential in accordance with Section 14.5 (Confidentiality) or a requirement of applicable law).

14.7	Assignment

(a)	Subject to Section 14.7(b), neither Party shall assign this Agreement or any rights, claims, obligations or duties under this Agreement to any Person without the prior written consent of the other Party.

(b)	Seller shall have the right to assign this Agreement in whole to any of its Affiliates; provided that in the event of such assignment, Seller shall (i) remain liable for the assignee’s obligations and duties under this Agreement, and (ii) indemnify Purchaser and hold Purchaser fully harmless from all damage incurred by Purchaser as a result of such assignment.

14.8	Cost and Expenses; Taxes

Unless provided otherwise in this Agreement, each Party shall bear all its Taxes, costs and expenses incurred by it in connection with the transactions contemplated by this Agreement.

14.9	Form Requirements

Except where written form is required by statutory law, this Agreement and all ancillary documents related thereto may be executed in writing or in electronic form (such as an electronic file which contains a scan of the wet ink signature or signed by Skribble, DocuSign or AdobeSign or a similar tool) and be delivered by electronic mail or another transmission method (unless otherwise is required by law); the counterpart so executed and delivered shall be deemed to have been duly executed and validly delivered and be valid and effective for all purposes.

15.	APPLICABLE LAW AND DISPUTE RESOLUTION

(a)	This Agreement shall be subject to and governed by Swiss substantive law, to the exclusion of its conflict of law principles and the UN Convention on the International Sale of Goods dated 11 April 1980.

(b)	Any dispute, controversy or claim arising out of or in relation to this Agreement, including regarding the validity, invalidity, breach or termination hereof, shall be resolved by arbitration in accordance with the Swiss Rules of International Arbitration of the Swiss Arbitration Centre in force on the date on which the Notice of Arbitration is submitted in accordance with those Rules. The number of arbitrators will be three. The seat of the arbitration shall be in Zurich, Switzerland. The arbitral proceedings shall be conducted in German.

[Signature page follows this page]

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first above written.

Auris Medical AG

Name:	Mr. Thomas Meyer
Title:	Member of the Board of Directors

[***]

Schedule 1

Defined Terms

The capitalised terms used in the Agreement shall have the meaning ascribed to them in this Schedule 1.

“Additional IP” shall have the meaning set forth in Section 5(a).

“Affiliates” shall mean any person or entity that directly or indirectly through one or more intermediaries controls or is controlled by or is under common control with the person specified and includes Related Parties, particularly including any relatives. “Control” shall hereby include the direct or indirect power to instruct the managing body of an entity or to direct a person or entity, whether through voting power, agreement or otherwise.

“Agreement” shall mean this share purchase agreement between the Seller and the Purchaser regarding the sale and purchase of the Sale Shares, including all Schedules hereto.

“Auris Australia” shall have the meaning set forth in Section 3(b).

“Australian Loan Contribution Agreement” shall have the meaning set forth in Section 3(c).

“Bentrio” shall have the meaning set forth in Recital (B).

“Business” shall mean the business of the Company carried on by the Company as at the date of this Agreement.

“Business Day” shall mean any day, other than a Saturday or Sunday, on which banks are generally open for the transaction of normal commercial business in Basel.

“Cap” shall have the meaning set forth in Section 13.1(a)(iii).

“Cash Contribution Agreement” shall have the meaning set forth in Section 3(b).

“CHF” shall mean Swiss Francs being the lawful currency of Switzerland.

“Closing” shall have the meaning set forth in Section 7.1(a).

“Closing Date” shall have the meaning set forth in Section 7.1(a).

“Closing Minutes” shall have the meaning set forth in Section 7.4 (Closing Minutes).

“CO” shall mean the Swiss Code of Obligations (Obligationenrecht) of March 30, 1911, as amended.

“Company” shall mean Altamira Medica AG, as further specified in Recital (B).

“Company Account” shall mean [***].

“CYTO” shall have the meaning set forth on the cover page of the Agreement.

I

“De Minimis Amount” shall have the meaning set forth in Section 13.1(a)(ii).

“Due Diligence” shall have the meaning set forth in Recital (C).

“Encumbrance” shall mean any pledge, mortgage, indenture, lien, charge, encumbrance or other Security Interest, whether based on agreement or undertaking or arising by the operation of law or otherwise.

“Financial Statements” shall mean (i) the unaudited financial statements of the Company (comprising of a balance sheet and a profit and loss account) for the business years 2020-2022, and (ii) the Locked Box Accounts, in each case on a stand-alone basis.

“Framework Agreement” shall have the meaning set forth in Section 4.

“Governmental Authority” shall mean any (i) federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency, (ii) court tribunal or administrative hearing body, (iii) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature, (iv) any state-owned, state-controlled, or state-operated entity or enterprise, or (v) any public international organization (such as the World Bank, United Nations, World Trade Organization, etc.).

“Intellectual Property” shall mean patents, rights to inventions, utility models, copyright, trademarks, service marks, trade, business and domain names, rights in designs, rights in computer software and any other intellectual property rights, in each case whether registered or unregistered and including all applications for and renewals or extensions of such rights, and all similar or equivalent rights or forms of protection in any part of the world.

“IPRs” shall have the meaning set forth in Section 10.1.8(a).

“Leakage” shall mean:

(i)	any actual or hidden dividend or other distribution declared, paid or made or other distribution or comparable return of capital (whether by reduction of capital or redemption or purchase of shares or otherwise) by the Company to the Seller or any of its Affiliates or Related Parties;

(ii)	any directors’ fees, shareholder fees, management fees or monitoring fees paid or agreed to be paid by the Company to the Seller or any of its Affiliates or Related Parties;

(iii)	any assumption by the Company of any liability of, and the grant of any guarantee or indemnity with, the Seller or any of its Affiliates or Related Parties;

(iv)	any (full or partial) waiver or release by the Company of any claim or benefit owed to it by the Seller or any of its Affiliates or Related Parties;

(v)	any commitment or undertaking by the Company to do any of the above;

II

in each case to or for the benefit of the Seller or any of its Affiliates or Related Parties (excluding the Company) and always excluding Permitted Leakage.

“Licensing-out Revenues” shall have the meaning set forth in Section 4.

“Loan Contribution Agreement” shall have the meaning set forth in Section 3(a).

“Locked Box Accounts” shall mean the unaudited financial statements of the Company (comprising of a balance sheet and a profit and loss account) for the third quarter of 2023 as of 30 September 2023 on a stand-alone basis.

“Locked Box Date” shall have the meaning set forth in Section 2.2 (Purchase Price).

“Notice of Breach” shall have the meaning set forth in Section 12.2 (Notice of Breach).

“Party” shall mean either of, and “Parties” shall mean all of, the Seller and the Purchaser.

“Permitted Leakage” means:

(i)	any payments to the Seller or its Affiliates or Related Parties, in each case in their capacity as employees of the Company, by way of employee remuneration, benefits or expenses, in each case in accordance with their service, employment or engagement agreement and any board membership fees and related reimbursement of costs and expenses in the ordinary course of business consistent with past practice;

(ii)	any transaction made at arm’s length terms;

(iii)	any payments or liabilities to the extent the amounts have been accrued or reserved or provisioned in the Locked Box Accounts;

(iv)	any matter undertaken by or on behalf of the Company at the request or with the consent of the Purchaser;

(v)	any payment made or agreed to be made by or on behalf of the Company to the extent required by the terms of the Agreement;

(vi)	any Leakage to the extent refunded to the Company on or prior to Closing;

(vii)	any Tax payable by the Company or for which the Company is liable in consequence of any matters referred to in para. (i) to (vii) above.

“Person” shall mean any individual person (natürliche Person), any corporation, company, association, foundation or other incorporated legal entity (juristische Person), any general or limited partnership or other non-incorporated organisation (Rechtsgemeinschaft) doing business, or any state, governmental or other authoritative administration, entity or body.

“Purchaser” shall have the meaning set forth on the cover page of the Agreement.

III

“Purchase Price” shall have the meaning set forth in Section 2.2 (Purchase Price).

“Purchaser Cash Contribution” shall have the meaning set forth in Section 3(b).

“Related Parties” shall mean persons or entities that are considered related in the sense of art. 678 CO.

“Sale Shares” shall have the meaning set forth in Section 2.1 (Object of Sale and Purchase).

“Schedule” shall mean a schedule attached to the Agreement.

“Section” shall mean a section of the Agreement.

“Security Interest” shall mean any mortgage, charge, pledge, lien, assignment, hypothecation, security interest, title retention or any other security agreement or arrangement, or any agreement to create any of the above.

“Seller” shall have the meaning set forth on the cover page of the Agreement.

“Seller Cash Contribution” shall have the meaning set forth in Section 3(e).

“Share Capital” shall have the meaning set forth in Recital (B).

“Shareholders’ Agreement” shall have the meaning set forth in Section 7.2(i).

“Signing Date” shall mean the date of the Agreement as set forth on the cover page of the Agreement.

“Taxes” shall mean all tax liabilities payable by any Person to any competent tax authority in any jurisdiction, in particular (without limitation) personal and corporate income taxes, capital taxes, issuance duties, transfer duties and other stamp duties, withholding taxes, value added taxes and customs duties, including any related interest, penalties, costs and expenses.

“Tax Returns” shall mean all returns applications, and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Governmental Authority relating to Taxes, including any amendments thereof or attachments thereto.

“Third Party Claims” shall have the meaning set forth in Section 13.2.

“Third Person” shall mean any Person which is not under the control of, has no control over, and does not act on the account (auf Rechnung) of, any Seller, the Purchaser, the Company or any of their respective Affiliates.

IV